Exhibit 99.1

EARNINGS PRESS RELEASE

Quarterly Gross Bookings growth at 126.3% YoY2 |$15.1 Million Adjusted Operating Profit1

National, November 1, 2022 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal second quarter ended September 30, 2022 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q2 FY2023

	Q2 FY23 ($ Million)	Q2 FY22 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,541.7	734.1	126.3%
Revenue as per IFRS	131.3	67.5	111.4%
Adjusted Margin[1]
Air Ticketing	75.0	38.6	109.2%
Hotels and Packages	57.4	35.5	74.7%
Bus Ticketing	16.9	7.9	129.8%
Others	7.5	4.4	89.1%
Results from Operating Activities	3.9	(8.0)
Adjusted Operating Profit (Loss)[1] (also known as Adjusted EBIT)[3]	15.1	6.6

•
Q2 FY23 Gross Bookings grew by 126.3% YoY to approximately $1.5 billion. Improving domestic travel demand helped us achieve strong growth even in a seasonally weak quarter.
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While the overall recovery in business travel has been muted compared to leisure travel, we continue to see significant growth in our corporate travel business compared to pre-pandemic levels.
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Adjusted Operating Profit1 of $15.1 million in Q2 FY23, as compared to $6.6 million in Q2 FY22, which continues to be robust on the back of our strong operating leverage.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Travel continues to rebound on the back of waning COVID-19 infections and positive consumer sentiment. We witnessed strong performance both in terms of revenue and profitability in a seasonally weak quarter. As a leading travel service provider, we continue to garner a major share of travel demand on the back of our robust multi-product platform and customer-first approach.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of the earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.